UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

AND SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-38797

IMAC Holdings, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	83-0784691
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)

3401 Mallory Lane, Suite 100, Franklin, Tennessee 37067

(Address of Principal Executive Offices, Including Zip Code)

(844) 266-4622

(Registrant’s Telephone Number, Including Area Code)

Title of each class of securities covered by this Form:

Common Stock, par value $0.001 per share

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒	Rule 12g-4(a)(1) — Fewer than 300 holders of record of the class of securities.

☐	Rule 12g-4(a)(2) — Fewer than 500 holders of record and total assets have not exceeded $10 million on the last day of each of the issuer’s most recent three fiscal years.

☒	Rule 12h-3 — Suspension of duty to file reports under Section 15(d).

☐	Rule 15d-6 — Notification of suspension of duty to file reports pursuant to automatic suspension under Section 15(d).

Approximate number of holders of record as of the certification or notice date: 63

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 31, 2026

IMAC HOLDINGS, INC.

By:	/s/ Sheri Gardzina
Name:	Sheri Gardzina
Title:	Chief Financial Officer